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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R OHH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Notification of Interests of Directors in Prudential plc shares allotted to Prudential QUEST Limited on 10 September 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 September 2002
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ JOHN PRICE John Price Deputy Group Secretary

PRUDENTIAL PLC ANNOUNCEMENT

Schedule 11—Notification of Interests of Directors and Connected Persons

  Holders in Prudential plc

No of Reports in announcement:

1.
Name of director:

  JW Bloomer, PAJ Broadley, MGA McLintock, ME Tucker, GM Wood, C Manning

2.
Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

  N/A

3.
Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

  Prudential QUEST Limited

4.
Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

  Qualifying Employee Share Ownership Trust ("QUEST")

5.
Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/non-discretionary:

  Each of the executive directors of the Company technically become interested on 10th September 2002 in 1,728,997 shares of 5p each in the Company by virtue of Prudential "QUEST" Limited being allotted such shares and the executive directors being potential beneficiaries under the QUEST. Since 21st May 2002 the Directors have technically ceased to have an interest in 1,577,417 shares by virtue of Prudential QUEST Limited transferring such shares to employees of the Company to satisfy the exercise of options by those employees under the Prudential Savings-Related Share Option Scheme & M & G Savings-Related Share Option Scheme during the period of 21st May 2002 and 10th September 2002.

6.
Number of shares/amount of stock acquired:

  1,728,997

7.
Percentage of issued class:

  Less than 0.09%

8.
Number of shares/amount of stock disposed:

  1,577,417

9.
Percentage of issued class:

  Less than 0.08%

10.
Class of security:

  Shares of 5p each

11.
Price per share:

  Allotment Price: £4.5325

12.
Date of transaction:

  10th September 2002

13.
Date company informed:

  10th September 2002

14.
Total holding following this transaction:

  5,689,622

15.
Total percentage holding of issued class following this notification:

  Less than 0.3%

        If a director has been granted options by the company, please complete the following fields:

16.
Date of grant:

  N/A

17.
Period during which or date on which exercisable:

  N/A

18.
Total amount paid (if any) for grant of the option:

  N/A

19.
Description of shares or debentures involved: class, number:

  N/A

20.
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

  N/A

21.
Total number of shares or debentures over which options held following this notification:

  N/A

  Additional information:

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SIGNATURES
PRUDENTIAL PLC ANNOUNCEMENT
  Schedule 11—Notification of Interests of Directors and Connected Persons